GZITIC Hualing Holdings Limited
國信華凌集團有限公司

24 December 2[redacted]

03003430

03 JAN 21 AM 7:21

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

SUPPL

Dear Sir,

Re: GZITIC Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	29 November 2002	Stock Exchange/shareholders
Announcement	5 December 2002	Stock Exchange/shareholders
Announcement	23 December 2002	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
GZITIC Hualing Holdings Limited

Wong Hon Sum
Company Secretary

dlw 2/3

HW/ip

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話:(852) 2802 2155 圖文傳真:(852) 2598 8995

7 December 2002 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcement of the Company dated 25th October, 2002 in relation to the MOU entered into by the GZITIC Parties with the Purchaser for the sale of part of their controlling interest in the Company. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcement of the Company dated 25th October, 2002 in relation to the MOU entered into by the GZITIC Parties with the Purchaser for the sale of part of their controlling interest in the Company. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in that announcement.

As mentioned in the announcement dated 25th October 2002, the transaction contemplated under the MOU is subject to due diligence. A financial and legal due diligence by the Purchaser and its advisors on the Company has commenced last week.

Under the MOU, the parties to the MOU agreed to negotiate on the Sale Agreement as promptly as possible, preferably before 25th December 2002. As the due diligence is still being conducted, and the GZITIC Parties and the Purchaser are still negotiating the structure of the contemplated transaction, the Sale Agreement may or may not be able to be executed before 25th December 2002. Upon being informed of any material development regarding the possible sale further announcements will be made to keep investors informed as and when appropriate.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information is available at this stage and that GZITIC will inform them of any material development of the negotiations with the Purchaser.

Hong Kong, 29th November, 2002

By Order of the Board
Chen Xiao-shi
Chairman

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

2002年12月2日 信報

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立的有限公司)

公佈

有關可能出售之進度

茲提述本公司於二零零二年十月二十五日就有關廣州信托與該收購者簽訂備忘錄，商討有關出售部份本公司的控股權益刊發之公佈。本公佈僅此更新有關可能出售的情況。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括價格在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日就有關廣州信托與該收購者簽訂備忘錄，商討有關出售部份本公司的控股權益刊發之公佈。除非另有指明外，本公佈採用之詞語與該公佈所界定者具相同意義。

如於二零零二年十月二十五日之前公佈所載，根據備忘錄所考慮進行的交易有待盡職調查之進行。由該收購者及其顧問進行有關本公司之財務及法律盡職調查已於上星期展開。

參與該備忘錄之各方於備忘錄下同意，就買賣協議盡快商討，最理想可於二零零二年十二月二十五日以前達成。因盡職調查仍在進行中，而廣州信托各方及收購者仍正在商討有關該考慮中交易之結構，因此買賣協議於二零零二年十二月二十五日以前可能或不可能簽訂。若得知有關可能買賣之任何重大發展，將於適當時候刊發公佈通知投資者。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括價格在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信托的通知，於現階段並無獲得進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信托將通知各董事有關發展。

承董事會命
董事長
陳小石

香港，二零零二年十一月二十九日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。

China Daily

6 December 2002

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF CHANGE OF DIRECTOR

The Board of Directors of GZITIC Hualing Holdings Limited ("the Company") announces that Mr. Chen Hui resigned as Executive Director of the Company with effect from 5 December 2002. The Directors would like to take this opportunity to express their appreciation to Mr. Chen for his valuable contribution to the Company in the past years.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 5 December 2002

2002年12月6日 信報

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

(於香港註冊成立之有限公司)

董事更改公佈

國信華凌集團有限公司(「本公司」)董事會茲宣佈，陳輝先生辭任本公司執行董事職務，由二零零二年十二月五日起生效。本公司董事會謹藉此機會，對陳先生在過去多年為本公司作出之寶貴貢獻深表謝意。

承董事會命
董事長
陳小石

香港，二零零二年十二月五日

24 December 2002 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcement of the Company dated 25th October, 2002 and 29th November, 2002 in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcement of the Company dated 25th October, 2002 and 29th November, 2002 in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25 October, 2002 regarding the MOU entered into by the GZITIC Parties with the Purchaser.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible, preferably before 25th December 2002. As the due diligence is still being conducted by the Purchaser and its advisors on the Company and its subsidiaries, it is anticipated that the Sale Agreement will not be executed before 25th December 2002. There is no material development in the negotiations of the terms of the Sale Agreement since the last progress announcement dated 29th November, 2002. However, it is the intention of the GZITIC Parties and the Purchaser to finalise the terms of the Sale Agreement as soon as possible.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information is available at this stage and that GZITIC will inform them of any further material development of the negotiations with the Purchaser.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 23rd December, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

2002年12月24日 信報

本公佈僅供參考之用，並不構成收購、購買或認購證券之邀請或建議。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(於香港註冊成立的有限公司)

公 佈

有關可能買賣之進度

茲提述本公司於二零零二年十月二十五日及十一月二十九日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度的公佈。本公佈僅此更新有關可能之出售及收購的情況。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日及十一月二十九日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度。本公佈僅此更新有關可能之出售及收購的情況。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發有關廣州信托與該收購者簽訂備忘錄之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信托及該收購者同意就買賣協議盡快以真誠商討，最理想可於二零零二年十二月二十五日以前達成。因該收購者及彼之顧問仍正在就本公司及其附屬公司進行盡職調查，預期該買賣協議將不能於二零零二年十二月二十五日前實行。自本公司二零零二年十一月二十九日的進度公佈後，有關買賣協議之條款磋商並無任何重大進展。然而，廣州信托與該收購者銳意儘快落實買賣協議之條款。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信托的通知，於現階段並無獲得進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信托將通知各董事有關轉變。

承董事會命
董事長
陳小石

香港，二零零二年十二月二十三日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。